Exhibit 99.1

NEWS RELEASE

News Release 2006-14	May 10, 2006

Queenstake’s First Quarter Results

Denver, Colorado – May 10, 2006 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE)  reported gold production of 29,873 ounces of gold at cash operating costs of $558 per ounce from its Jerritt Canyon operations in northeastern Nevada in the first quarter of 2006. The higher than expected cash operating costs per ounce were due principally to lower than expected gold production caused by mechanical issues at the mill.

The mill is now operating at near capacity. Higher rates of gold production at significantly lower cash operating costs per ounce are expected in subsequent quarters. The Company maintains its guidance of 200,000-220,000 ounces of gold production from Jerritt Canyon in 2006.

Highlights from the operating and financial results during the first quarter of 2006 included:

•                  Mining rate and mined ore tonnage were in line with the Company’s 2006 operating plan, resulting in an accumulation of an estimated 22,000 ounces contained in an ore stockpile, adjacent to the mill, at the end of March 2006;

•                  Mine development footage was on target;

•                  The near-mine exploration program began and has continued to identify additional high-grade gold mineralization;

•                  Year-end gold resource and reserve estimations were completed, showing that Jerritt Canyon replaced reserves net of depletion in 2005;

•                  Cash and cash equivalents on March 31, 2006 totaled $3.5 million, despite lower gold production; and

•                  The Company entered into a transaction with Newmont Canada Limited, which included closing of a $10 million private placement on April 13, 2006.

Gold production at Jerritt Canyon was negatively affected by mechanical issues related to the ball mill pinion gear causing temporary mill shutdowns, as described in the Company’s news releases of March 30 and April 13, 2006. However, the mines continued to deliver ore to an increasing stockpile for future mill processing.

Commenting on the results, Queenstake President and Chief Executive Officer Dorian L. (Dusty) Nicol said, “We expect a much improved performance in the second and third quarters as the mill processes the ore stockpile. We are operating at near capacity since having completed the mill repair and annual maintenance during a 12-day mill shutdown in mid-April. With the mill running well and current strong gold prices, we expect improved cash flow from operations for the rest of 2006. We remain unhedged in gold to allow maximum leverage to the gold price.”

Operating Highlights	1Q 2006	1Q 2005
Gold ounces produced	29,873	54,767
Gold ounces sold	28,488	50,850
Average realized gold price ($/oz)	$553	$427
Cash operating costs per ounce	$558	$365

Operating Statistics	1Q 2006	1Q 2005
Ore tons mined	289,643	280,635
Tons processed	150,228	311,434
Grade processed (ounces per ton)	0.25	0.21
Process recovery	86.4%	85.8%

Note: During the third quarter of 2005, the Company implemented a redevelopment plan designed to match mill processing with optimal mining and underground development, resulting in a scaled back throughput rate of between 2,500-2,700 tons per day of mined ore. The redevelopment plan was a substantial change from historical mining and processing practices. Comparison to operating results from previous periods should be viewed in that context.

Financial Review

For the first quarter of 2006, the Company reported a net loss of $5.8 million, compared with a net loss of $7.1 million in the year ago quarter. Compared to the first quarter of 2005, the 2006 results were impacted by lower gold production. Cash operating costs were impacted by mechanical issues at the mill, additional labor and overtime (principally related to the mill issues), increased contractor costs, and higher energy and commodity prices. Increased costs were offset by a higher realized gold price, lower depletion and decreased corporate general and administrative costs.

The depletion reduction was the result of lower gold production, partially offset by a higher unit-of-production depletion rate in 2006, reflecting increased capital development costs. Corporate restructuring costs of approximately $1 million were included in corporate general and administrative costs in the first quarter of 2005 while ongoing general and administrative costs were $0.2 million lower than in the 2005 first quarter from a reduction in corporate personnel.

Revenues totaled $15.8 million on 28,488 gold ounces sold at an average realized price of $553 per ounce during the quarter, compared with $427 per ounce realized in the year ago quarter. Lower gold sales offset the stronger gold price in the 2006 first quarter.

Cash operating costs per ounce of $558 for the first quarter of 2006 reflected lower ounces produced as a result of the mill mechanical issues and materials handling issues and constraints in the ore dryer. With the exception of costs associated with the mill issues, energy and certain commodity costs, operating costs were largely in line with the Company’s 2006 operating plan.

The Company had a working capital deficiency of $2.3 million at March 31, 2006, which is expected to turn positive during the second quarter. The working capital deficiency was the result of conserving cash necessitated by the significantly lower gold production and sales. A $5.6 million increase in inventories, representing a significant build up in the ore stockpile, was countered by a $6.4 million increase in accrued liabilities and trade payables, including the costs of repairs, manpower and capital required to address the mill mechanical issues late in the quarter.

Cash used in operating activities, before changes in working capital, was $2.4 million. Changes in the principal non-cash working capital items were impacted for the reasons described above.

The Company invested $8.2 million in capital expenditures during the first quarter, principally in underground mine development, refurbishing equipment and the purchase of a road grader.

2006 Outlook

The quarterly fluctuations in production and cash operating costs per ounce are expected to even out over the full year. For 2006, the Company expects to produce between 200,000 and 220,000 ounces of gold, unchanged from prior guidance. Cash operating costs per ounce for 2006 are adversely affected by increases in basic commodity prices. The operations are sensitive to increases in diesel, propane and electric power, all of which have experienced significant increases through the first quarter of 2006. At current energy prices, cash operating costs per ounce are estimated to be $395-$435 for 2006. This cash operating cost per ounce estimate excludes the benefit expected from processing the purchased ore and concentrates from Newmont’s Nevada operations.

In view of the stronger gold prices and proceeds from the recently completed private placement, the Company’s estimated district exploration budget in 2006 has been increased to $8 million from $6 million. The Company may increase exploration spending further, subject to results in the second half of the year. Capital expenditures in 2006 are unchanged and expected to be approximately $17 million, 14% lower than 2005. Ongoing corporate general and administrative costs are estimated at $3.5 million-$4.0 million in 2006. The Company expects to fund the balance of these 2006 estimated expenditures from existing cash and expected cash flow from operations.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado. Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada. Jerritt Canyon has produced over seven million ounces of gold from open pit and underground mines since 1981. Current production at the property is from underground mines. The Jerritt Canyon District comprises 119 square miles (308 square kilometers) of geologically prospective ground, controlled by Queenstake, representing one of the largest contiguous exploration properties in Nevada.

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For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production, processing rates and cash operating costs, (ii) estimates of savings or cost reductions, (iii) estimates of capital expenditures, exploration and administrative costs, and (iv) estimates related to financial performance, including cash flow. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTERIM CONSOLIDATED STATEMENTS OF LOSS

Unaudited

	For the Three Months Ended March 31
(In Thousands of U.S. Dollars, except per share amounts)	2006	2005

Gold sales	$15,765	$21,706
Costs and expenses
Cost of sales	17,118	19,636
Depreciation, depletion and amortization	2,673	5,487
Non-hedge derivatives	183	522
Exploration	200	524
General and administrative	1,072	2,357
Accretion of reclamation and mine closure liability	294	132
Stock-based compensation	76	84
	21,616	28,742
Loss from operations	(5,851)	(7,036)

Interest expense	63	47
Other income, net	(248)	(186)
Foreign exchange (gain) loss	(46)	182
Write down of assets	166	—
	(65)	43
Net loss	$(5,786)	$(7,079)

Net loss per share - basic and diluted	$(0.01)	$(0.02)

Weighted average number of shares outstanding (000’s) - basic	549,782	419,318

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

Unaudited

	For the Three Months Ended March 31
(In Thousands of U.S. Dollars)	2006	2005
Deficit, beginning of period	$(82,860)	$(63,189)
Net loss	(5,786)	(7,079)
Deficit, end of period	$(88,646)	$(70,268)

INTERIM CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	March 31, 2006	December 31, 2005
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$3,473	$10,225
Trade and other receivables	536	463
Inventories	12,121	6,519
Marketable securities	13	13
Prepaid expenses	930	1,499
Total current assets	17,073	18,719

Restricted cash	27,436	27,165
Mineral property, plant and equipment, net	47,018	45,692
Other assets	1,798	1,763
Total assets	$93,325	$93,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$17,453	$11,063
Other current liabilities	1,919	2,846
Total current liabilities	19,372	13,909

Other long-term obligations	2,049	2,117
Reclamation and mine closure	26,676	26,382
Total liabilities	48,097	42,408

Shareholders’ equity
Common shares, no par value, unlimited number authorized Issued and outstanding 549,814,294 (2005 - 550,021,360)	131,767	131,804
Contributed surplus	2,093	1,973
Convertible securities	14	14
Deficit	(88,646)	(82,860)
Total shareholders’ equity	45,228	50,931
Total liabilities and shareholders’ equity	$93,325	$93,339

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited

	For the Three Months Ended March 31
(In Thousands of U.S. Dollars)	2006	2005

OPERATING ACTIVITIES
Net loss	$(5,786)	$(7,079)
Non-cash items:
Depreciation, depletion and amortization	2,673	5,487
Write down of assets	166	—
Accretion of reclamation and mine closure liability	294	132
Amortization of non-hedge derivatives	4	522
Write down of non-hedge derivatives	179	—
Stock-based compensation	76	84
Foreign exchange loss	(46)	182
Loss on marketable securities	—	38
	(2,440)	(634)
Changes in non-cash working capital:
Inventories	(4,219)	(787)
Accounts receivable and prepaid accounts	496	(646)
Accounts payable and accruals	9,183	(5,024)
Cash provided by (used in) operating activities	3,020	(7,091)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(8,235)	(5,081)
Sale of marketable securities	—	442
Restricted cash	(271)	(119)
Cash (used in) investing activities	(8,506)	(4,758)

FINANCING ACTIVITIES
Common shares issued, net of costs	7	23,411
Notes payable and leases	(995)	(275)
Deferred financing costs	(278)	—
Cash provided by (used in) financing activities	(1,266)	23,136

Net increase (decrease) in cash and cash equivalents	(6,752)	11,287
Cash and cash equivalents, beginning of period	10,225	6,132
Cash and cash equivalents, end of period	$3,473	$17,419